FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated December 14, 2005, regarding the Board of Directors meeting.

2.	Translation of a press release, dated December 14, 2005, regarding the Board of Directors meeting.

Item 1

Lima, December 14, 2005

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Re: Key Events

Dear Sirs,

Pursuant to the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and Other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you that today the Board of Directors adopted the following decisions which are considered key events:

•	After the appointment of Mr. Juan Revilla Vergara as General Director of Operations of Telefónica Internacional, S.A. (TISA)—the company which controls the telephone operators in Argentina, Brazil, Chile and Peru, with almost 24 million clients—the Board of Directors of Telefónica del Perú S.A.A. accepted his resignation as Chief Executive Officer, which will be effective as of January 1st, 2006.

•	The Board accepted the resignation of Mr. José Antonio Colomer Guiu from the positions of Director and member of the Board of Directors Executive Committee, which will be effective as of today. In accordance with the company’s bylaws, Mr. Manuel Echánove Pasquín, the Alternate Director for Mr. Colomer, assumes the condition of director.

•	The Board designated Mr. Michael Duncan Cary-Barnard as Chief Executive Officer of the company beginning on January 1st, 2006. Mr. Duncan Cary-Barnard will remain temporarily in the position of Residential Central Manager also.

Enclosed please find the press release that will be sent to the media, as well as the updated information related to the Economic Group.

Sincerely,

Julia María Morales Valentín

Stock Exchange Representative

Telefonica del Peru S.A.A.

Item 1

Issuer: Telefónica del Perú S.A.A.

1.-	CIIU:	6420
2.-	RUC:	20100017491
3.-	Address:	Av Arequipa Nº 1155, Santa Beatriz, Lima
4.-	Legal Representative:

Name	Identification	Position
Duncan Cary-Barnard, Michael Alan	DNI No. 10803501	Chief Executive Officer

5.-	Shareholders with 5% or more of the capital stock:

Name	Identification	Participation in the capital stock (%)
TELEFONICA INTERNACIONAL, S.A.	A-78035441	49.53%
TELEFONICA PERU HOLDING S.A.C.	R.U.C. 20571900	47.53%

6.-	Board of Directors:

Name	Identification	Position
Alvarez-Pallete Lopez, José María	Passport No. 50705869-T	VICE CHIEF OF THE BOARDS
Bastida Ibarguen, Luis	Passport No. R1377722	DIRECTOR (CLASS B)
Echanove Pasquin, Manuel	Passport No. 409.110 –D	DIRECTOR (CLASS B)
De Almansa Moreno Barreda, José Fernando	Passport No. Q754885	DIRECTOR (CLASS A-1)
Ferrari Herrero, Alfonso	00103821E	DIRECTOR (CLASS A-1)
Nadal Ariño, Javier	Spanish DNI No. 73180805-A	DIRECTOR (CLASS B)
Revilla Vergara, Juan	DNI No. 08234014	DIRECTOR (CLASS B)
Used Aznar, Enrique	DNI No. 17793130-P	DIRECTOR (CLASS A-1)
Valente da Silva, Antonio Carlos	C.E. 000258566	CHIEF OF THE BOARDS
De Almansa Moreno Barreda, José Fernando	Passport No. Q754885	DIRECTOR (CLASS A-1)

7.-	Officers:

Name	Identification	Position
Alvarez Carril, José Fermín	C.E. No. 000149686	GERENTE CENTRAL DE FINANZAS
Arnaiz Muñoz, Vicente Ricardo	DNI No. 08261087	GERENTE CENTRAL DE PYMES
Badiola Guerra, Álvaro Julio	C.E. N°000109943	GERENTE CENTRAL DE CONTROL
Fernandez Armas, Dennis	DNI No. 15971076	GTE CENTRAL DE RECURSOS Y SERVICIOS
Delamer, Luis	C.E. N° 000120343	GTE CENTRAL NEGOCIO MAYORISTA
Duncan Cary-Barnard, Michael Alan	DNI No. 10803501	GERENTE CENTRAL RESIDENCIAL

Item 1

Frias García, Gabriel	C.E. 000114157	GTE. CENTRAL DE EMPRESAS
Lara Gomez, Manuel	C.E. 0000114157	GTE CENTRAL AUDITORÍA INTERNA
Meier Cornejo, Ludwig	DNI No. 07854691	GTE. CTRAL. RELAC. INSTITUC.
Morales Valentín, Julia María	D.N.I. 08768750	SECRETARIA GENERAL
Oviedo Valenzuela, Carlos	DNI No. 08246006	GTE CENTRAL DE COMUNICACIÓN
Plaza Martín, Manuel	C.E. No. N- 000247726	GTE CENTRAL DE RED Y OPERACIÓN

8.-	Councils:

Name	Identification	Position
N/A

Item 2

12/14/2005

CHANGES IN TELEFÓNICA DEL PERÚ

AS PART OF A NEW REGIONAL STRATEGY

•	The Telefónica Group promotes Peruvian executives.

•	Juan Revilla Vergara is promoted to the position of Director General of Operations in Telefónica Internacional S.A.

•	Michael Duncan takes office as General Manager of Telefónica del Perú S.A.A.

Lima, December 14, 2005 The current General Manager of Telefónica del Perú S.A.A. (TdP) Juan Revilla Vergara has been designated Director General of Operations in Telefónica Internacional S.A. (TISA), effective January 1, 2006.

The change is part of the new organizational model adopted by TISA to move forward as sole regional company and strengthen its customer-based approach. As part of his new duties, the Peruvian executive will be responsible for production and delivery of services to final customers and will be in charge of the management of systems, network processes and operational processes of TISA customers. TISA controls fixed-telephony operators in Argentina, Brazil, Chile and Peru and has nearly 24 million customers.

Juan Revilla, 43, born in Lima, will report directly to the President of TISA, José María Álvarez-Pallete, in the main office in Madrid, Spain.

In this regard, Álvarez-Pallete highlighted the valuable contribution of Juan Revilla in TdP during the last three years, under whose management excellent results were achieved.

Before being in charge of the general management of TdP, Juan Revilla, who has a degree in business administration from Universidad del Pacífico, was Deputy General Manager of Procurement of Telefónica S.A. in Spain, and held other management positions both in Perú and Brazil.

The current Managing Director of Residential Communications, Michael Duncan Cary-Barnard, has been designated new General Manager of TdP. Duncan, 43, born in Lima, has a degree in business administration from the University of Northampton in England; he was formerly General Manager of Telefónica Multimedia S.A.C. (Cable Mágico), and began his career as Marketing Director of TdP, in 1996.

Antonio Carlos Valente Da Silva, President of TdP, said, “the appointment of both Peruvian executives to new offices within the Telefónica Group is in acknowledgement of their work, one more example of the professional quality of the team in Peru, and an expression of the merit-based policy fostered by the organization.” After congratulating both executives, he pointed out that Michael Duncan’s designation guarantees the continuity of a highly competitive management and the pursuit of adding value to the organization in the country.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: December 23, 2005	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.